

VIA FACSIMILE AND U.S. MAIL

February 28, 2007

Vicki L. Avril
Senior Vice President and Chief Financial Officer
IPSCO, Inc.
650 Warrenville Road, Suite 500
Lisle, Illinois 60532

> **RE:** **IPSCO, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Form 10-Q f Fiscal Quarter Ended September 30, 2006**
> **File No. 1-14568**

Dear Ms. Avril:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief